UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it has received, on this date, correspondence from Mr. Victor Adler together with VIC DTVM S/A, with the following information:

“Rio de Janeiro, May 31, 2019

OI S.A. — In Judicial Reorganization

Rua Humberto de Campos, 425 - Leblon - Rio de Janeiro -RJ

Attn.: Dr. Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Subject: Relevant Shareholding Interest Acquisition

Dear Sirs,

Victor Adler, Brazilian, divorced, bearer of identity card No. 21439 from the OAB-RJ and CPF No. 203.840.097-00 together with VIC DTVM S/A, CNPJ 14.388.516/0001-60 hereby informs the company that by 05/31/2019, through purchases made on BOVESPA B3, on the spot market and through derivative instruments, reached a total shareholding corresponding to 5.325649% of the preferred shares of this company (OIBR4).

Such participation corresponds to 8,400,000 (eight million, four hundred thousand) shares.

It should be noted that this acquisition was carried out as an investment strategy, and is not intended to change the management or composition of the company’s control.

Therefore, I request that you disclose the information to the IPE system under the Notice to the Market category, with the designation acquisition/disposal of shareholding, as required by CVM Instruction No. 358/02, with the new wording given by CVM Instruction No. 449/07.

No further information for now,

Regards,

Victor Adler”

Rio de Janeiro, June 3, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer